

Mail Stop 4561

June 10, 2009

Lee T. Kranefuss
Attention: BGI's Product Management Team,
Intermediary Investors and Exchange-Traded Products Department
c/o Barclays Global Investors International, Inc.
400 Howard Street
San Francisco, CA 94105

> **Re: iShares Diversified Alternatives Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 15, 2009**
> **File No. 333-153099**

Dear Mr. Kranefuss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page of the Registration Statement

1. We note that you have registered a dollar amount of securities being offered in reliance on Rule 457(o). Please note that if the per share price of $50 increases so that the maximum aggregate offering price would be greater than the maximum aggregate offering amount listed in the calculation of registration fee table, you would be required to register an additional dollar amount on a new registration statement and pay an additional registration fee, or reduce the number of shares you offer. See Question 240.01 and Section 640.04 of our Compliance and

Disclosure Interpretations available on our website at
http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Cover page of Prospectus

2. We note your response to our prior comment 3 and your use of the defined term
    "Basket Amounts" in an attempt to comply with our prior comment 3. However,
    the disclosure remains unclear and therefore we are reissuing our comment.
    Please disclose on the cover page and in the Plan of Distribution section, without
    reference to a defined term, the offering price Authorized Participants will pay
    following the initial purchase of the initial baskets. Please refer to Item 501(b)(3)
    of Regulation S-K and Rule 421 of Regulation C.

Graphic to be included on page 3

3. Please revise the graphic to explain in plain English the meaning of "Institutional
    Portfolio Construction" which appears at the bottom of the graphic. Please also
    move the graphic to the end of the subsection "Investment Objective; Strategies."

Investment Objective; Strategies, page 3

4. Please revise your disclosure to explain in plain English "curve arbitrage" and the
    "technical strategies" you have identified on page 4. This additional disclosure
    will also contribute to an understanding of the graphic you have provided. Please
    also revise the applicable disclosure on pages 37 and 38.

Risk Factors, page 14

The Trust will be subject to credit risks …, page 21

5. Please revise this risk factor subheading so that it clearly conveys the specific risk
    to you. Currently, this subheading merely states a fact about your business.

The lack of experience of the Advisor and its principals …, page 23

6. The subheading of this risk factor discusses the risk of the lack of experience of
    the Advisor and "its principals" but the paragraphs under this subheading do not
    discuss the risks associated with the lack of experience of those responsible for
    portfolio management decisions, including Ryan Braniff and Alan Mason. Please
    revise this risk factor to address the risks associated with the lack of experience of
    those responsible for portfolio management decisions for the Trust.

The Trust may incur additional transactional costs, page 27

7. Please detail in greater specificity the additional transactional costs that the Trust
    may incur, how high such transactional costs may be and why actively managed

portfolios such as the Trust may have higher transactional costs. Describe the market conditions and other factors that may contribute to a higher turnover rate.

Draft Forms of Financial Statements

Schedule of Investments, page 5

8. Please revise your format for your Schedule of Investments to address all open trading positions. Refer to paragraphs 7.14-7.19 of the AICPA's Audit & Accounting Guide for Investment Companies.

Summary of Significant Accounting Policies

B. Investment in Forward and Futures Contracts, page 7

9. We note that the market value of all open forward contracts will be based upon the prices determined by the Trust Administrator utilizing data from a valuation service. Please indicate the name and relationship of the Registrant's Trust Administrator.

4- Trust Expenses, page 9

10. We note your disclosure relating to sponsor fees. Please clarify whether the caption on the statement of operations which currently is listed as management fees should be revised to sponsor fees. Additionally, please provide appropriate disclosure for brokerage commissions and fees. Finally, please add disclosure in an amended filing which addresses offering costs and disclose the amount of offering costs which have been advanced by the sponsor to date.

10- Investment Valuation, page 13

11. Your disclosure currently classifies forward currency contracts as level 1 within the fair value hierarchy. Please help us to understand the considerations you made in reaching the conclusion to classify these contracts as level 1 in light of your disclosure on page 6 which indicates that forward contracts are usually the subject of negotiation between the parties involved, forward contracts are not exchange traded and that a valuation service is utilized in order for the Trust Administrator to value forward positions.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Lee T. Kranefuss
c/o Barclays Global Investors International, Inc.
June 10, 2009
Page 5

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: David Yeres, Esq. (via facsímile)